Exhibit (a)(a)

OFFICIAL NOTICE Res. No. 21-69 adopted by Board of Directors April 17, 1969 Secretary TO Messrs. Keran, McVity (3), Beesley, Sommers, Erway, J. H. Smith, Keehn, Miller Hering, Stocker, Ferguson, Whitenight, Thomas “SOLUTION RE APPROVAL OF SEPARATE ACCOUNTS AND DELEGATION OF AUTHORITY TO ESTABLISH ADDITIONAL SEPARATE ACCOUNTS RESOLVED, That the Board notes with approval the authorization and creation of the Separate Accounts A, B, and C and Separate Accounts Nos. 1, 2, 3, 4 and T-l; and FURTHER RESOLVED, That the Chairman of the Board, Vice Chairman of the Board, President and Vice President-Investments be, and them hereby is, authorized to establish any and all auditional seperate accounts deemed by such officer to be necessary or desirable for The Equitable’s authorized Annuity business, and having investment objectives similar to any separate account now or hereafter expressly approved by this Board.